FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 18, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc 18 February 2022
Annual Report and Accounts 2021
Pillar 3 Report 2021

A copy of the Annual Report and Accounts 2021 for NatWest Group plc will shortly be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The document will be available on NatWest Group plc’s website at https://investors.natwestgroup.com/reports-archive

A printed version will be mailed to shareholders who have opted for a hard copy ahead of the Annual General Meeting for which formal Notice will be given in due course.

We have also published the 2021 Pillar 3 report, available on our website. For further information, please contact:
Media Relations
+44 (0) 131 523 4205

Investors Alexander Holcroft
Investor Relations
+44 (0) 207 672 1982

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2021 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2021.

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group. The COVID-19 pandemic may exacerbate any of the risks described below.

Economic and political risk
The impact of the COVID-19 pandemic and related uncertainties continue to affect the UK, global economies and financial markets and NatWest Group’s customers, as well as its competitive environment, which may continue to have an adverse effect on NatWest Group.
In many countries, including the UK (NatWest Group’s most significant market), the COVID-19 pandemic has, at times, resulted in the imposition of strict social distancing measures, restrictions on non-essential activities and travel quarantines, in an attempt to slow the spread and reduce the impact of the COVID-19 pandemic. The COVID-19 pandemic has also, at times, caused significant reductions in levels of consumer and commercial activity, reductions in consumer spending, increased levels of corporate debt and, for some customers, personal debt, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates. It has also, at times, caused physical disruption to global supply chains and working practices, all of which have affected NatWest Group’s customers. NatWest Group has significant exposures to many of the commercial sectors economically impacted by the COVID-19 pandemic, including property, retail, leisure and travel.

Despite widespread COVID-19 vaccination within the geographical regions in which NatWest Group operates, the proliferation of COVID-19 variants continues to affect the UK and global economies. Further waves of infection or the spread of new strains may result in renewed restrictions in affected countries and regions. As a result, significant uncertainties remain as to how long the impact of the COVID-19 pandemic will last, and how it will continue to affect the global economy.

In response to the COVID-19 pandemic, central banks, governments, regulators and legislatures in the UK and elsewhere have offered unprecedented levels of support and various schemes to assist impacted businesses and individuals. This has included forms of financial assistance and legal and regulatory initiatives. Many of these support schemes have now been curtailed. However, uncertainty remains as to the impact of the ending or tapering of these schemes and the repayment of the loans involved on customers, the economic environment and NatWest Group. Moreover, it is unclear as to how any further measures, such as rising interest rates and inflation, may affect NatWest Group’s business and performance.

The COVID-19 pandemic has prompted many changes that may prove to be permanent shifts in customer behaviour and economic activity, such as changes in spending patterns and significantly more people working from home. These changes may have long lasting impacts on asset prices, the economic environment and its customers financial needs.

Uncertainties relating to the COVID-19 pandemic has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. The medium and long-term implications of the COVID-19 pandemic for NatWest Group customers, the UK housing market, and the UK and global economies and financial markets remain uncertain.

Any of the above may have a negative impact on NatWest Group.

NatWest Group faces continued economic and political risks and uncertainty in the UK and global markets.
The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: the COVID-19 pandemic, societal inequalities and changes, trade barriers and the increased possibility of and/or continuation of trade wars, widespread political instability (including as a result of populism and nationalism, which may lead to protectionist policies, state and privately sponsored cyber and terrorist acts or threats, efforts to destabilise regimes or armed conflict), changes in inflation and interest rates (including negative interest rates), supply chain disruption, climate, environmental, social and other sustainability-related risks and global regional variations in the impact and responses to these factors.

These conditions could be worsened by a number of factors including macro-economic deterioration, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the changing demographics of the populations in the markets that NatWest Group serves, increasing social and other inequalities, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact NatWest Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and NatWest Group’s customers and their banking needs).

In addition, NatWest Group is exposed to risks arising out of geopolitical events or political developments, such as exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the current COVID-19 pandemic and any future epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect effect on regional or global trade and/or NatWest Group’s customers.

NatWest Group faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. Independence may adversely impact NatWest Group since NatWest Group plc and other NatWest Group entities (including NWM Plc) are incorporated in Scotland. Any changes to Scotland’s relationship with the UK or the EU would impact the environment in which NatWest Group and its subsidiaries operate, and may require further changes to NatWest Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which, any of which could adversely impact NatWest Group. The value of NatWest Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s financial instruments, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s financial instruments, which may have an adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to more extreme market moves. However, severe market events have historically been difficult to predict and NatWest Group could realise significant losses if extreme market events were to occur.

Any of the above may have a negative effect on NatWest Group.

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may continue to adversely affect NatWest Group and its operating environment.
The UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’) and the 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020. The TCA provides for free trade between the UK and EU with zero tariffs and quotas on all goods that comply with the appropriate rules of origin, with minimal coverage. However, for financial services, UK-incorporated financial services providers no longer have EU passporting rights and there is no mutual recognition regime. Financial services may largely be subject to individual equivalence decisions by relevant regulators. A number of temporary equivalence decisions have been made that cover certain services offered by NatWest Group. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of third countries have not, to date, covered the provision of most investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. The TCA is accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding, which has yet to be signed. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing “banking services” in the EU. If these proposals become law all “banking services” will be licensable activities in each EU member state and member states will not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide “banking services” in the EU. Uncertainty remains as to whether “banking services” will also include investment products.

NatWest Group continues to evaluate its post Brexit EU operating model, making adaptations as necessary. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to facilitate intragroup transactions and/or to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary or branch where permitted. Where these regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead intend to move EEA business to an EEA licensed subsidiary or branch. There is a risk that these EEA licenses may not be granted, or may be withdrawn, and where these permissions are not obtained, further changes to NatWest Group’s operating model may be required or some business may need to be ceased. In addition, failure to obtain required regulatory permissions or licences in one part of NatWest Group may impact other parts of NatWest Group adversely. Certain permissions are required in order to maintain the ability to clear euro payments. Other permissions, including the ability to have two intermediate EU parent undertakings, would allow NatWest Group to continue to serve EEA customers from both the ring-fenced and non-ring-fenced banking entities. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and execution risks, and could result in a loss of business and/or customers or greater than expected costs. The changes to NatWest Group’s operating model have been costly and further changes to its business operations, product offering and customer engagement could result in further costs.

The long-term effects of Brexit and the uncertainty regarding NatWest Group’s EU operating model may have a negative impact on NatWest Group’s business. These may be exacerbated by wider global macro-economic trends and events, particularly COVID-19 pandemic related uncertainties, which may significantly impact NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may exacerbate the economic impacts of the COVID-19 pandemic on the UK, the Republic of Ireland (‘ROI’) and the rest of the EU/EEA.

Significant uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law (including bank regulation), whether and what equivalence determinations will be made by the various regulators, whether the proposed EEA licensed subsidiary is granted a banking licence, whether banking services will be harmonised across the EEA and, therefore, what the respective legal and regulatory arrangements will be, under which NatWest Group and its subsidiaries will operate. This divergence could lead to further market fragmentation. These risks and uncertainties may require costly changes to NatWest Group’s EU operating model. The legal and political uncertainty, and any actions taken as a result of this uncertainty, as well as the approach taken by regulators and new or amended rules, could have a significant adverse impact on NatWest Group’s businesses, non-UK operations and/or legal entity structure, including attendant operating, compliance and restructuring costs, level of impairments, capital requirements, changes to intragroup arrangements, increased complexity, regulatory environment and tax implications and as a result may adversely impact NatWest Group’s profitability, competitive position, business model and product offering.

Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
Interest rate risk is significant for NatWest Group. Monetary policy has been accommodative in recent years including initiatives implemented by the Bank of England and HM Treasury, such as the Term Funding Scheme with additional incentives for SMEs (‘TFSME’), which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, market expectations are currently that benchmark interest rates such as UK base rate, could begin to rise further and faster than had been anticipated previously and that this could be accompanied by other measures to reverse accommodative policy, such as quantitative tightening.

While increases in interest rates may support NatWest Group’s interest income, sharp rises could have macroeconomic effects that lead to adverse outcomes for the business. For example, they could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher default rates on customer loans, higher levels of unemployment or underemployment, and falling property prices in the markets in which NatWest Group operates, all of which could adversely affect the business and performance of NatWest Group. Conversely, decreases in interest rates and/or continued sustained low or negative interest rates would be expected to continue to put further pressure on NatWest Group’s interest income and profitability.

Unexpected moves in interest rates will also affect valuations of assets and liabilities that are recognised at fair value on the balance sheet. Changes in these valuations may be adverse. Unexpected movements in spreads between key benchmark rates could have adverse impacts and also adversely affect NatWest Group’s financial position.

Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.
Decisions of major central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden variations in foreign exchange rates.

Although NatWest Group is principally a UK focused banking group, it is subject to foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements and customer transactions denominated in a currency other than the functional currency of NatWest Group. NatWest Group also relies on issuing securities in foreign currencies that assist in meeting NatWest Group’s minimum requirements for own funds and eligible liabilities (‘MREL’) and NWM Plc deals foreign exchange instruments. NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.
In its March 2021 Budget, the UK Government announced its intention to continue the process of privatisation of NatWest Group plc and to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2025-2026. As a result of a directed buyback of NatWest Group plc shares by NatWest Group plc from UK Government Investments Limited (‘UKGI’) in March 2021, sales of NatWest Group plc shares by UKGI by accelerated bookbuild in May 2021 and purchases made under NatWest Group plc’s on-market buyback programme announced in July 2021, as at 11 February 2022, the UK Government held 50.94% of the issued share capital with voting rights of NatWest Group plc. In addition to the £750 million on-market buyback announced on 18 February 2022, NatWest Group may participate in further directed or on-market buybacks in the future. The timing, extent and continuation of UKGI’s sell-downs is uncertain, which could result in a prolonged period of increased price volatility on NatWest Group plc’s ordinary shares.

Any offers or sales of a substantial number of ordinary shares by UKGI, market expectations about these sales and any associated directed, on or off market buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains the NatWest Group plc’s largest single shareholder, HM Treasury and UKGI (as manager of HM Treasury’s shareholding) could exercise a significant degree of influence over the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations, amongst others. HM Treasury or UKGI’s approach depends on government policy, which could change. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as the largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy.

Strategic risk
NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
In February 2020, NatWest Group announced a new strategy, focused on becoming a purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. The purpose-led strategy has required an internal cultural shift across NatWest Group as to how performance is perceived and how NatWest Group conducts its business. These changes are substantial and will take many years to fully embed. These changes may not result in the expected outcome within the timeline and in the manner currently contemplated.

As part of its purpose-led strategy, NatWest Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. Meeting these targets and expectations requires further significant reductions to NatWest Group’s cost base. Realising these cost reductions may result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas, which could affect NatWest Group’s long-term prospects, product offering or competitive position, its ability to meet its other targets and commitments (including those related to customer satisfaction) and its capacity to respond to climate-related risks.

NatWest Group’s ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Any of the factors above could jeopardise NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns.

The financial services industry is currently experiencing a trend towards consolidation and technological advancement and disruption. In pursuing its purpose-led strategy, NatWest Group may decide to undertake divestments, restructurings or reorganisations of certain of its customer segments. Conversely, it may decide to grow its business through acquisitions, joint ventures, investments and/or strategic partnerships as well as other transactions and initiatives, in certain customer segments and including to: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; or (iv) enter new markets or enhance its presence in existing markets. There are risks that NatWest Group may not fully realise the expected benefits and value from these transactions and initiatives. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, for example, synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses (including in respect of technologies, existing strategies, products and human capital); (iii) fail to retain key employees, customers and suppliers of any acquired business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in growing its business through these types of transactions and initiatives and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group’s current ownership structure) and may not conclude on the terms contemplated, or at all. Any of the above may materially and adversely affect NatWest Group’s results of operations, financial condition or prospects.

NatWest Group’s phased withdrawal from ROI continues to present significant commercial, operational, legal and execution risks. In particular, the phased withdrawal from ROI involves transfers of business, assets and liabilities to third parties, and entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential trapped or stranded capital; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank Ireland DAC, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in retail and commercial deposit outflows (or a failure to attract deposit inflows) and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) no or limited access to Euro system funding arrangements; and (xi) brand and reputational risks due to press speculation and stakeholder scrutiny about the phased withdrawal from ROI. Any of these risks and uncertainties may cost more, be more complex or harder to mitigate than currently estimated and may adversely affect NatWest Group’s ability to execute a phased withdrawal from ROI, or may affect the financial performance of NatWest Group.

On 27 January 2022, NatWest Group announced that, in order to further support its customers’ growth ambitions and deliver on the next phase of its strategy, it is evolving its Commercial, NatWest Markets and RBS International businesses to form a single franchise to best support its customers across the full non-personal customer lifecycle. The transition is expected to begin over the coming months and be effective from July 2022.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement all aspects of its strategy; (ii) reach any or all of the related targets or expectations of its strategy; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational (including compliance with the UK ring-fencing regime), legal, execution, IT system, internal culture, conduct and people risks to NatWest Group. Implementing many changes and strategic actions concurrently, including in respect of any growth initiatives, will require application of robust governance and controls frameworks and robust IT systems; there is a risk that NatWest Group may not be successful in these respects. The implementation of the purpose-led strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned, or at all, or could be phased or could progress in a manner other than currently expected. This could lead to additional management actions by NatWest Group.

Changes in the economic, political and regulatory environment in which NatWest Group operates, or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility may require NatWest Group to adjust aspects of its strategy or the timeframe for its implementation including in relation to its financial, capital and operational targets and expectations. As certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group, its strategy is vulnerable to an economic downturn. NatWest Group’s strategy also requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or NatWest Group’s reputation may be adversely affected.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the purpose-led strategy and other strategic initiatives, result in higher than expected costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely impact NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a negative impact on NatWest Group.

NatWest Group continues to refocus its NWM franchise, which entails material execution, commercial and operational risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

Over the past few years, as part of its purpose-led strategy, NatWest Group has sought to implement a more strategically congruent and economically sustainable model for its NWM franchise. As part of this, NatWest Group has been refocusing the NWM franchise to principally serve NatWest Group’s corporate and institutional customer base. This requires NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. NWM Group has also directed resources to emphasising and growing product capability in the areas of importance to NatWest Group’s corporate and institutional customers, including the Fixed Income and Capital Markets businesses, and has refocused its Rates business to best serve its core customers.

In addition, to improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain assets, liabilities, transactions and activities of its Western European corporate portfolio (principally including term funding and revolving credit facilities), will be transferred from the ring-fenced subgroup of NatWest Group to NWM Group on a rolling basis, subject to certain regulatory and customer requirements. The timing and quantum of these transfers remain uncertain as is the impact of these transactions on its go-forward results of operations. As a result, NatWest Group’s business, results of operations, financial position and prospects could be adversely affected.

NatWest Group’s ability to serve its customers may be diminished by the changed business strategy, as a result of the NWM Refocusing. In addition, customer reactions to the changed nature of NWM Group’s business model may be more adverse than expected and previously anticipated revenue and profitability levels may not be achieved in the timescale envisaged or at all. An adverse macroeconomic environment (including due to the COVID-19 pandemic, heightened inflation and rising interest rates), continued political and regulatory uncertainty, market volatility and/or strong market competition may also pose significant challenges to the achievement of the anticipated targets and goals of the NWM Refocusing.

The implementation of the NWM Refocusing has been a complex process and although substantial progress has been made, the risk remains that this strategy may not result in the contemplated business outcome and there continue to be material execution, commercial and operational risks in connection with the NWM Refocusing. There may continue to be material execution, commercial and operational risks for NWM Group and NWM Group may continue to be subject to significant structural and other change. There can be no certainty that the NWM Refocusing will be successful or that NWM Group will be a viable, competitive or profitable business. The intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

Trends relating to the COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and strategic objectives.

The trajectory of the COVID-19 pandemic’s impact on the UK and global economy and NatWest Group remains uncertain. If trends relating to the COVID-19 pandemic negatively impact the UK and global economy, NatWest Group’s may be unable to meet its financial, capital and operational targets and expectations. In addition, the COVID-19 pandemic has, at times, caused significant market volatility, which could cause RWA inflation for NatWest Group. This could impair NatWest Group’s ability to timely deliver on certain aspects of its purpose-led strategy, which may have an adverse effect on NatWest Group’s business, results of operations and outlook. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

It is uncertain as to how the broader macroeconomic business environment and societal norms may be impacted by the COVID-19 pandemic, causing significant wider societal changes. For example, one of the most notable effects of the COVID-19 pandemic has been its disproportionate impact on the most vulnerable groups of society and concerns about systemic racial biases and social inequalities.

In addition, the COVID-19 pandemic has accelerated existing economic trends that may radically change the way businesses are run and people live their lives. These trends include digitalisation, decarbonisation, automation, e-commerce and agile working, each of which has resulted in significant market volatility in asset prices. There is also increased investor, regulatory and customer scrutiny regarding how businesses address these changes and related climate, environmental, social, governance and other sustainability issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management. Any failure or delay by NatWest Group to successfully adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these changes, and to manage emerging climate, environmental, social, governance and other sustainability-related risks and opportunities, may have a material adverse impact on NatWest Group’s reputation, business, results of operations, outlook and the value of NatWest Group’s securities. See also, ‘Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks’ and ‘A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook’.

The COVID-19 pandemic may also result in unexpected developments or changes in financial markets, the fiscal, tax and regulatory frameworks and consumer customer and corporate client behaviour, which could intensify competition in the financial services industry. This could negatively impact NatWest Group if it is not able to adapt or compete effectively.

Financial resilience risk

NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group’s strategy, NatWest Group has set a number of financial, capital and operational targets for NatWest Group including in respect of: CET1 ratio targets, MREL targets, return on tangible equity (‘ROTE’), funding plans and requirements, employee engagement, diversity and inclusion as well as ESG (including climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders).

See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

NatWest Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include but are not limited to: the impact of the COVID-19 pandemic, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, environmental, social, governance and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters.

A number of factors, including the economic and other effects of the COVID-19 pandemic, may impact NatWest Group’s ability to maintain its CET1 ratio target and make discretionary capital distributions. See also, ‘NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options’.

There is a risk that NatWest Group may not meet its targets and expectations or be in a position to continue to distribute capital, or that NatWest Group will be a viable, competitive or profitable banking business.

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to various changes. These include: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail and commercial banking segments. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

These trends have accelerated during the COVID-19 pandemic and may be catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), Open Finance and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking. The competition enhancing measures under NatWest Group’s independently administered Alternative Remedies Package (‘ARP’) benefits grant recipients and eligible competitors. The ARP may be more costly than anticipated and may adversely impact customer service for NatWest Group’s own customers, its competitive position and reputation. Failure to comply with the terms of the scheme could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

Increasingly many of the products and services offered by NatWest Group are, and will become, more technology intensive. For example, NatWest Group recently invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash and Rooster Money. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’. NatWest Group’s ability to develop such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group’s competitors may also be better able to attract and retain customers and key employees, may have better IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and could therefore affect NatWest Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on NatWest Group’s ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its activities and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, inadequate or is not fully integrated into NatWest Group’s current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

In addition, the implementation of its purpose-led strategy (including in relation to acquisitions, reorganisations and/or partnerships), delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties may negatively impact NatWest Group.

The effects of the COVID-19 pandemic have adversely affected the credit quality of some of NatWest Group’s borrowers and other counterparties, and government support schemes may delay the effects of defaults by such counterparties. As government support schemes reduce, defaults are expected to rise with more customers moving from IFRS 9 Stage 2 to Stage 3. As a result, NatWest Group continues to experience elevated exposure to credit risk and demands on its funding, and the long-term effects remain uncertain. If borrowers or other counterparties face increasing levels of debt and default or suffer deterioration in credit, this would increase impairment charges, write-downs, regulatory expected loss and impact credit reserves. See also, ‘NatWest Group has significant exposure to counterparty and borrower risk’ and ‘NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions’.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group has sought to assist affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS or CBILS or the enforcing or pursuing repayment of BBLS and CBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines.

Any of the above may have a negative impact on NatWest Group.

NatWest Group has significant exposure to counterparty and borrower risk.

NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group’s lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. See also, ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by a deterioration in prevailing economic and market conditions (including those caused by the COVID-19 pandemic) and by the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk and any deterioration in such conditions or changes to legal or regulatory landscapes (including the extent of the UK’s post-Brexit divergence from EU laws and regulation). These could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights over security, increasing credit risk.

An increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment (including as a result of the COVID-19 pandemic), increasing interest rates and higher inflation, particularly if prolonged. NatWest Group may be affected by volatility in property prices (including as a result of the general UK political or economic climate or the COVID-19 pandemic) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2021, amounted to £226.5 billion, representing 61% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’.

As a result, adverse changes in borrower and counterparty credit risk may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2021 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group. As government support schemes reduce, defaults are expected to rise with more ECLs cases moving from Stage 2 to Stage 3.

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out banking activities outside a regulated framework). NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect the business, results of operations and outlook of NatWest Group.

If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to further write-downs.

NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital provides NatWest Group with financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK operations. It also permits NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2021, NatWest Group plc’s CET1 ratio was 18.2% and NatWest Group plc currently targets a CET1 ratio of 13-14% by the end of 2023. NatWest Group plc’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulatory Authority’s (‘PRA’) views on appropriate buffers above minimum operating levels.

NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium to long term targets.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:
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a depletion of its capital resources through increased costs or liabilities or reduced profits;
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an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes, or a failure in internal controls or procedures to accurately measure and report RWAs;
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changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers as well as any applicable scalars;
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reduced dividends from NatWest Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and limitations on the use of double leverage, i.e. NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or NatWest Group’s evolving views on distribution of capital within groups.

A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions.

A minimum level of capital adequacy is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement, may necessitate for NatWest Group plc reducing or ceasing discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the dilution of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect, among other things, NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of NatWest Group and future growth potential. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities’.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report was submitted to the PRA on 30 September 2021 and the Bank of England’s assessment of NatWest Group’s preparations is scheduled to be released on 10 June 2022 although the Bank of England may provide feedback before then.

NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. However, if the Bank of England assessment identifies a significant gap in NatWest Group’s ability to achieve the resolvability outcomes, or reveals that NatWest Group is not adequately prepared to be resolved, or did not have adequate plans in place to meet resolvability requirements which came into effect on 1 January 2022, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change legal or operational structure, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL, consequently impacting NatWest Group’s strategic plans and having an adverse effect on the financial position and/or reputation of NatWest Group or a loss of investor confidence.

NatWest Group may not be able to adequately access sources of liquidity and funding.

NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2021, NatWest Group plc held £506.1 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of investor confidence (including in individual NatWest Group entities), sustained low or negative interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans.

The effects of the COVID-19 pandemic, current economic uncertainties and any significant market volatility could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.  As a result, NatWest Group and its subsidiaries could be required to adapt their funding plans.  This could exacerbate funding and liquidity risk, which could have a negative effect on NatWest Group.

As at 31 December 2021, NatWest Group plc’s liquidity coverage ratio was 172%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect NatWest Group’s results.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks, which could be negatively affected by a number of factors that can change over time, including: the credit rating agency’s assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including the impact of the COVID-19 pandemic and any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating and market uncertainty.

In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of NatWest Group’s financial resilience could significantly affect NatWest Group’s access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s (and, in particular, NatWest Group plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This could in turn adversely impact NatWest Group’s competitive position and threaten its prospects in the short to medium-term.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

NatWest Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence.

NatWest Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment. NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2021, NatWest Group plc carried goodwill of £5.5 billion on its balance sheet. The value in use and fair value of NatWest Group’s cash-generating units are affected by market conditions, the economies in which NatWest Group operates and may also be affected by the COVID-19 pandemic.

The goodwill held by NatWest Group plc relies on management’s assumptions on future profitability. Goodwill is particularly sensitive to changes in assumed future profitability. If actual performance were to fall below management’s forecasts, then there is a risk that an impairment of goodwill would become necessary.

Where NatWest Group is required to recognise a goodwill impairment, it is recorded in NatWest Group’s income statement, but it has no effect on NatWest Group’s regulatory capital position. Changes in such assumptions may result in the carrying balance being impaired, which could have a negative impact on NatWest Group.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as fraud risk management (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain. Failure of models (including due to errors in model design) or new data inputs (including non-representative data sets), for example, to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for the impact of the COVID-19 pandemic), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may render some business lines uneconomic, result in increased capital requirements, may require management action or may subject NatWest Group to regulatory sanction. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models).

The accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’. New accounting standards and interpretations that have been issued by the International

Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

Changes in accounting standards may materially impact NatWest Group’s financial results.

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of NatWest Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, NatWest Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In these circumstances, NatWest Group’s internal valuation models require NatWest Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a negative impact on NatWest Group’s results.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

HM Treasury, the Bank of England and the PRA and FCA (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used. Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities of NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain untested in practice.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such securities.

Climate and sustainability-related risks
NatWest Group and its customers face significant climate-related risks, including in transitioning to a net zero economy, which may adversely impact NatWest Group.

Climate-related risks and uncertainties are continuing to receive increasing regulatory, judicial, political and societal scrutiny.

Financial and non-financial risks from climate change arise through physical and transition risks. Furthermore, NatWest Group may also face a variety of climate-related legal risks, both physical and transition, from potential litigation and conduct liability. See also, ‘NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk’.

There are significant uncertainties as to the extent and timing of the manifestation of the physical risks of climate change, such as more severe and frequent extreme weather events (flooding, subsidence, heat waves and long-lasting wildfires), rising sea levels, biodiversity loss and resource scarcity. Damage to NatWest Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs and negatively affecting NatWest Group’s business continuity and reputation.

In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net zero emissions by 2050. The timing, content and implementation of the specific policies and proposals remain uncertain. Widespread transition to a net zero economy across all sectors of the economy and markets in which NatWest Group operates will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy and the Glasgow Climate Pact of 2021. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. The timing and pace of the transition to a net zero economy is also uncertain and may be near term, gradual and orderly or delayed, rapid and disorderly, or the combination of these.

Climate-related risks may be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers).

If NatWest Group fails to adapt its business and operating model in a timely manner to the climate-related risks and opportunities and changing regulatory and market expectations, or to appropriately identify, measure, manage and mitigate climate change related physical, transition and legal risks and opportunities that NatWest Group, its customers and value chain face, NatWest Group’s reputation, business, operations or value chain and results of operations and outlook may be impacted adversely.

NatWest Group’s purpose-led strategy includes climate change as one of its three areas of focus. This is likely to require material changes to the business and operating model of NatWest Group which entails significant execution risk.

In February 2020, NatWest Group announced its ambition to become a leading bank on climate in the UK, helping to address the climate challenge by setting itself the challenge to at least halve the climate impact of its financing activity by 2030 and intending to do what is necessary to achieve alignment with the 2015 Paris Agreement. In addition, in April 2021, NatWest Group by joining the Net Zero Banking Alliance 'Business Ambition to 1.5C', stated its ambition to reach net zero by 2050. Furthermore, as part of its efforts to support the transition to a net zero economy, NatWest Group has also announced its ambitions to phase out of coal for UK and non UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030; to plan to stop financing new customer relationships with corporate customers who explore for, extract or produce coal or operate unabated coal powered plants; and that it would not provide services to existing customers who are increasing coal mining activity by exploring for new coal, developing new coal mines or increasing thermal coal production.

To achieve its 2030 and 2050 ambitions, NatWest Group has also announced other climate ambitions, targets and commitments, and going-forward it may also announce other climate ambitions, targets and commitments, including science-based targets to be validated by the Science Based Target Initiative.

Making the changes necessary to achieving these ambitions may materially affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan. Increases in lending and financing activities may wholly or partially offset some or all of these reductions, which may increase the extent of changes and reductions necessary. It is anticipated that achieving these reductions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to NatWest Group’s business, operating model and existing exposures (potentially on accelerated timescales and outside of risk appetite) which may have a material adverse effect on NatWest Group’s ability to achieve its financial targets and generate sustainable returns.

NatWest Group’s ability to achieve theses ambitions, targets and commitments will depend to a large extent on many factors and uncertainties beyond NatWest Group’s control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’ and ‘There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks’.

These internal and external factors and uncertainties will make it challenging for NatWest Group to meet its climate ambitions, targets and commitments and there is a significant risk that all or some of them will not be achieved.

Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related ambitions, targets and commitments may have a material adverse impact on NatWest Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks NatWest Group faces.

Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks.

The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a net zero economy or do not have a credible transition plan.

Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules.

In April 2019, the PRA published a supervisory statement (the ‘SS 3/19’) with particular focus on the management of financial risks from climate change with respect to governance, risk management, scenario analysis and disclosures.

Following the submission of initial plans by UK banks in October 2019, in July 2020 the PRA issued a ‘Dear CEO’ letter requiring firms to embed fully their approaches to managing climate-related financial risks by the end of 2021. In response, on 8 October 2020, NatWest Group provided the PRA with an update to its original plan noting that the COVID-19 pandemic had disrupted some elements of NatWest Group’s original plan and, as a result, the updated plan would require additional operating cycles reaching into 2022 and beyond to prove embedding. Subsequently the PRA issued its ‘Climate Change Adaptation Report’ in October 2021 advising firms of the need to continue to refine and innovate ways to further integrate the financial risks from climate change within risk management practices and it restated that by the end of 2021, firms should be able to demonstrate that the expectations set out in SS3/19 have been implemented and embedded throughout the firms’ organisation as fully as possible. In January 2022, NatWest Group provided the PRA with an update on how it has addressed the commitments made in its October 2020 plan, noting the delivery of a 1st generation, largely qualitative in nature, approach to supervisory requirements.

In June 2021, the Bank of England launched its 2021 Biennial Exploratory Scenario (‘CBES’) to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under three climate scenarios. NatWest Group delivered its CBES submission to the PRA in October 2021. The Bank of England has since announced that the CBES is likely to include a second round over February and March 2022, which is likely to be largely qualitative in nature.

The Bank of England guidance for the CBES confirmed that it is exploratory in nature and not intended to be used to set capital requirements. In the aforementioned ‘Climate Change Adaptation Report 2021’, the Bank of England confirmed that over the coming year it will undertake further analysis to explore enhancements to the regulatory capital frameworks as they relate to climate related financial risk. To support this work, the Bank of England will put out a ‘Call for Papers’ and host a Research Conference on the interaction between climate change and capital in Q4 2022. Informed by these steps and internal analysis, the Bank of England is expected to publish a follow-up report on the use of capital including on the role of any future scenario exercises by the end of 2022. It is therefore likely that in the coming years financial institutions, including NatWest Group, may be required to hold additional capital to enhance their resilience against systemic and/or institution specific vulnerabilities to climate-related financial risks, which could, in turn, negatively impact NatWest Group.

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may have a material and adverse impact on NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.

There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks.
Meaningful reporting of climate-related risks and opportunities and their potential impacts and related metrics depend on access to accurate, reliable, consistent and comparable climate-related data from counterparties or customers. These may not be generally available or, if available, may not be accurate, verifiable, reliable, consistent, or comparable. Any failure of NatWest Group to incorporate climate-related factors into its counterparty and customer data sourcing and accompanying analytics, or to develop accurate, reliable, consistent and comparable counterparty and customer data, may have a material adverse impact on NatWest Group’s ability to prepare meaningful reporting of climate-related risks and opportunities, its regulatory compliance, reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions by financial institutions, including NatWest Group, is necessarily based therefore on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. Accordingly, our climate-related disclosures use a greater number and level of assumptions and estimates than many of our financial disclosures. These assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these climate related disclosures, make any assessment of materiality inherently uncertain. In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on industry and other assumptions that may not be accurate for a given counterparty or customer. There may also be data gaps, particularly for private companies, that are filled using proxy data, such as sectoral averages, again developed in different ways. As a result, our climate related disclosures may be amended, updated or restated in the future as the quality and completeness of our data and methodologies continue to improve. These data quality challenges, gaps and limitations could have a material impact on NatWest Group’s ability to make effective business decisions about climate risks and opportunities, including risk management decisions, comply with disclosure requirements and our ability to monitor and report our progress in meeting our ambitions, targets and commitments.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations mentioned above, the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is a significant uncertainty about how climate change and the transition to a net zero economy will unfold over the coming decades and affect how and when climate-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack and/or quality of historical testing capabilities, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example

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climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, they rather explore the possible implications of different judgments and assumptions by considering a series of scenarios;
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climate scenarios do not provide a comprehensive description of all possible future outcomes;
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it requires a special skill set that banks traditionally do not have and therefore NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
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modelling approaches and data on climate-related risks on financial assets is immature in nature and it is expected that techniques and understanding will evolve rapidly in the coming years;
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it is challenging to benchmark or back test the climate scenarios given their forward-looking nature and the multiple possible outcomes;
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there is a significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;
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the assumptions will be continually evolving with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and
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the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to emissions.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emissions reductions targets and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to appropriately assess, model and manage climate-related risks and the suitability of the assumptions required to model and manage climate-related risks appropriately are developing. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may have a material adverse impact on NatWest Group’s regulatory compliance, reputation, business, results of operations and outlook.

A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook.
Investors, customers, international organisations, regulators and other stakeholders are increasingly focusing on identification, measurement, management and mitigation of ‘sustainability-related’ risks and opportunities such as environmental (including biodiversity and loss of natural capital); social (including diversity and inclusion, the living wage, fair taxation and value chains); and governance (including board diversity, ethics, executive compensation and management structure) related risks and opportunities and on long term sustainable value creation.

Financial institutions, including NatWest Group, are directly and indirectly exposed to multiple types of environmental and biodiversity-related risk through their activities, including risk of default by clients. Additionally, there is a growing need to move from safeguards and interventions that focus on reducing negative impacts on environment and biodiversity towards those that focus on increasing positive impact on environment and biodiversity and nature-based solutions. In 2021, NatWest Group accordingly classified ‘Biodiversity and Nature Loss’ as an emerging risk for NatWest Group within its Risk Management Framework. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment, biodiversity and nature as well as supporting the growing sector of nature-based solutions, habitat restoration and biodiversity markets. NatWest Group is in the early stages of developing its approach and NatWest Group recognises the need for more progress.

There is also increased investor, regulatory and customer scrutiny regarding how businesses address social issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management which may impact NatWest Group’s employees, customers, and their business activities or the communities in which they operate. There is also growing attention on the need for a 'just transition' and “energy justice” – in recognition that the transition to a net zero economy should not disproportionally affect the most disadvantaged members of society. The increased focus on these issues may create reputational and other risks for financial institutions, including NatWest Group.

In addition to climate-related risks, sustainability-related risks (i) may also adversely affect economic activity, asset pricing and valuations of issuers’ securities and, in turn, the wider financial system; (ii) may impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes); (iii) may also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to sustainability-related risks; (iv) can trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties and/or investors associating NatWest Group or its customers with adverse sustainability-related issues; and (v) intersect with and further complexity and challenge to achieving our purpose-led strategy including climate ambitions, targets and commitments.

Together with climate-related risks, these risks may combine to generate even greater adverse effects on our business.

Furthermore, sustainability-related risks may be drivers of several different risk categories simultaneously and may exacerbate the risks described herein, including credit risk, operational risk (business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers).

Accordingly, any failure or delay by NatWest Group to successfully adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these issues, and to manage these emerging sustainability-related risks and opportunities may have a material adverse impact NatWest Group’s reputation, liquidity position, business, results of operations, outlook and the value of NatWest Group’s securities.

Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to label financial products and services as green or sustainable. ESG ratings are (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities and could affect a customer’s willingness to deal with NatWest Group.

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.

There are an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate, environmental and sustainability risks and opportunities and to promote the transition to a net zero economy. As a result, an increasing number of laws, regulations, legislative actions are likely to affect the financial sector and the real economy, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes.

Many of these initiatives are focused on developing standardized definitions for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers access to green and sustainable financial products and services which may have a significant impact on the services provided by NatWest Group and its subsidiaries, especially mortgage lending, and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate and sustainable funding and financing activity and may adversely affect NatWest Group’s ability to achieve its climate strategy and climate and sustainable funding and financing ambitions.

In addition, NatWest Group and its subsidiaries are and will be subject to increasing entity wide climate-related and other non-financial disclosure requirements pursuant to the recommendations of the Task Force on Climate-related Financial Disclosure (‘TCFD’) and under other regimes. From February 2022, NatWest Group will be required to provide enhanced climate-related disclosures consistent with the TCFD recommendations to comply with the FCA Policy Statement on the new Listing Rules (PS 20/17) that require commercial companies with a UK premium listing – such as NatWest Group - to make climate related disclosures, consistent with TCFD, on a ‘comply or explain’ basis. The FCA is proposing to expand this requirement to a wider scope of listed issuers which would include NatWest Group’ subsidiaries as it moves towards mandatory TCFD reporting across the UK economy by 2025. See also, ‘There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks’.

In addition, NatWest Group’s EU subsidiaries and branches are and will continue to be subject to an increasing array of the EU/EEA climate and sustainability-related legal and regulatory requirements. These requirements may be used as the basis for UK laws and regulations (such as the UK Green Taxonomy) or regarded by investors and regulators as best practice standards whether or not they apply to UK businesses. Any divergence between UK, EU/EEA and US climate and sustainability-related legal and regulatory requirements may result in NatWest Group not meeting investors’ expectations, may increase the cost of doing business and may restrict access of NatWest Group’s UK business to the EU/EEA market.

NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

Compliance with these developing and evolving climate and sustainability-related requirements is likely to require NatWest Group to implement significant changes to its business models, product and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, entail additional change risk and compliance costs.

Failure to implement and comply with these legal and regulatory requirements or emerging best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanction, reputational damage and investor disapproval each of which could have an adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to : (i) failures to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability related risks, or otherwise provide appropriate disclosure to investors, customers, counterparties and other stakeholders; (ii) conduct, mis-selling and other customer protection type claims; (iii) marketing that portrays products, securities, activities or policies as producing positive climate, environmental or sustainable outcomes to an extent that may not the case; (iv) damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks; (v) alleged violations of officers’, directors’ and other fiduciaries’ fiduciary duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries; (vi) changes in understanding of what constitutes positive climate, environmental or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations; (vi) any weaknesses or failures in specific systems or processes associated particularly with climate, environmental or sustainability linked products, including any failure in timely implementation, onboarding and/or updating of such systems or processes; or (vii) counterparties, collaborators and third parties in NatWest Group’s value chain action who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that impacts Natwest Group’s reputation or sustainability credentials.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change and environmental degradation and for not supporting the principles of “just transition” (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

There is a risk that as climate science develops and societal understanding of climate science increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of climate related matters retrospectively when assessing claims about historic conduct or dealings of financial institutions, including NatWest Group.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, and they could have an adverse effect on NatWest Group’s reputation, business, financial results, position and prospects, results of operations and outlook.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime and fraud), for which there may now be a risk of greater scrutiny by third parties on NatWest Group’s compliance with financial crime requirements; see ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group’). These risks are also present when NatWest Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group’s purpose-led strategy, including NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including the COVID-19 pandemic and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks could adversely affect NatWest Group.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2021, NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service (‘DDOS’) and ransomware attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group’s IT systems. NatWest Group has information and cyber security controls in place to minimise the impact of any attack, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’.

Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from accidental technological failure.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact NatWest Group. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on NatWest Group.

In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (‘UK Data Protection Framework’) and European Banking Authority (‘EBA’) Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver innovative products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data limitations, or the unethical or inappropriate use of data, and/or non-compliance with customer data protection laws could give rise to conduct and litigation risks and may increase the risk of operational events, losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as most of NatWest Group’s employees continue to work remotely, as it outsources certain functions and as it continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2021, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, could negatively affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting NatWest Group.

Remote working may adversely affect NatWest Group’s ability to maintain effective internal controls.

From March 2020 to September 2021, many of NatWest Group’s employees worked exclusively on a remote basis. Following the lifting of government restrictions, NatWest Group will implement a new hybrid working policy whereby many employees may work remotely the majority of the time in the ordinary course of their roles.

Remote working arrangements for NatWest Group employees continues to place heavy reliance on the IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risks and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime. See also, ‘A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.’ Moreover, the IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’.

Sustained periods of remote working may negatively affect workforce morale. Whilst NatWest Group has taken measures seeking to maintain the health, wellbeing and safety of its employees, these measures may be ineffective. Any of the above could impair NatWest Group’s ability to hire, retain and engage well-qualified employees, especially at a senior level, which in turn may adversely impact NatWest Group’s ability to serve its customers efficiently and impact productivity across NatWest Group. This could also adversely affect NatWest Group’s reputation and competitive position and its ability to grow its business.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
NatWest Group’s success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees especially for technology and data focused roles, in a highly competitive market and under internal cost reduction pressures.

NatWest Group’s ability to do this may be more difficult due to the cost reduction pressures, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks in receipt of government support such as NatWest Group). This increases the cost of hiring, training and retaining diverse skilled personnel. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of diverse candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may have an adverse impact on NatWest Group’s employee engagement and the formulation and execution of its strategy, and could also have a negative effect on its reputation with customers, investors and regulators.

The inability to compensate employees competitively and/or any reduction of compensation, as a result of negative economic developments or otherwise, could have an adverse effect on NatWest Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a negative impact on the financial position and prospects of NatWest Group.

Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so could impact NatWest Group’s ability to operate its business effectively.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group’s activities and includes the definition and monitoring of NatWest Group’s risk appetite and reporting on NatWest Group’s risk exposure and the potential impact thereof on NatWest Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation and reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group’s operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group’s regulatory obligations, customers’ needs or do not reflect NatWest Group’s customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. These risks may be exacerbated as most of NatWest Group’s employees continue to work remotely, which places additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate NatWest Group from future instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework could negatively affect NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

NatWest Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to NatWest Group’s purpose-led strategy and related targets, due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. See also ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group’. This includes brand damage, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Legal, regulatory and conduct risk

NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly if EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms (including enhanced data protection and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’), and increased regulatory focus in certain areas, including conduct, consumer protection, competition, disputes regimes, payment systems, financial crime and fraud laws and regulations.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on NatWest Group include, but are not limited to, the following:
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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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increased scrutiny from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
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the ongoing compliance by NatWest Group with CMA’s Retail Banking Market Order 2017 (the ‘Order’) as well as the ongoing consultation by the UK Government to introduce penalties for breaches of the Order (in addition to the current customer remediation requirements);
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ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
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new or increased regulations relating to customer data protection as well as IT controls and resilience, including the UK Data Protection Framework and the impact of the Court of Justice of the EU (CJEU) decision (known as Schrems II), in which the CJEU ruled that the Privacy Shield (an EU/US data transfer mechanism) is now invalid, leading to more onerous due diligence requirements for the Group prior to sending personal data of its EU customers and employees to non-EEA countries, including the UK and the US;
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the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
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increased regulatory focus on customer protection (such as the FCA’s consumer duty consultation paper (CP21/13)) in retail or other financial markets;
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the potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group; and
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regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and regulatory scrutiny following the 2019 PRA “Dear CEO letter” letter regarding PRA’s ongoing focus on: the integrity of regulatory reporting, which the PRA considers has equal standing with financial reporting; the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group; the publication of the PRA’s common findings from those reviews in September 2021; and NatWest Group’s programme of improvements to meet PRA expectations.

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, competitive position, product offerings and business models. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely impact NatWest Group’s competitive or financial position. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, risk and capital management planning.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently, has recently been and will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: (a) NWM Plc’s December 2021 spoofing-related guilty plea in the United States, which involves a three-year period of probation, an independent corporate monitor, and commitments to compliance programme reviews and improvements and reporting obligations, as well as approximately US$35 million in fines and restitution, and (b) National Westminster Bank Plc’s October 2021 guilty plea for breaches of the UK Money Laundering Regulations 2007, which resulted in a fine of approximately £265 million. For additional information relating to these and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 27 to the consolidated accounts.

The recent guilty pleas, other recently resolved matters or adverse outcomes or resolution of current or future legal or regulatory actions could increase the risk of greater regulatory and third party scrutiny and could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely impact NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties could adversely impact NatWest Group’s reported financial results and condition, capital position or reputation.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.

UK and international regulators are driving the transition from the use of interbank offer rates (‘IBORs’), including LIBOR, to alternative rates, primarily risk free rates (‘RFRs’). As of 31 December 2021, LIBOR, as currently determined, has ceased for all tenors of GBP, JPY, CHF, EUR, and for the 1 week and 2 month tenors for USD. The remaining USD LIBOR tenors, as currently determined, are due to cease after 30 June 2023. The FCA has used its powers under the UK Benchmarks Regulation (‘UK BMR’) to require, for a limited period of time after 31 December 2021, the ongoing publication of the 1, 3, and 6 month GBP and JPY LIBOR tenors using a changed methodology (i.e., ‘Art23A LIBOR’ on a synthetic basis). The UK has passed the Critical Benchmarks (References and Administrators’ Liability) Act 2021 (‘Critical Benchmarks Act’) which establishes a framework that allows the ongoing use of Art23A LIBOR under certain circumstances where contracts have pro-actively transitioned onto alternative rates. However, the FCA has been clear that the solutions provided under UK BMR and the Critical Benchmarks Act are not permanent and cannot be guaranteed after the end of 2022 (and for JPY the FCA has confirmed that Art23A LIBOR will no longer be available after the end of 2022). This framework and its lack of permanence may expose NatWest Group, its customers and the financial services industry more widely to various risks, including: (i) the FCA further restricting use of Art23A LIBOR resulting in proactive transition of contracts; and (ii) mis-matches between positions in cleared derivatives and the exposures they are hedging where those exposures are permitted to make use of Art23A LIBOR, as the FCA has chosen not to permit the use of Art23A LIBOR for cleared derivatives. Although the formal cessation date for the remaining USD LIBOR tenors (as currently determined) is not until the end of June 2023, US and UK regulators have been clear that this is only to support the rundown of back book USD LIBOR exposures, and that no new contracts should reference these USD LIBOR tenors after 31 December 2021, other than in a very limited range of circumstances. Natwest Group will continue to have ongoing exposure to the remaining USD LIBOR tenors until they cease at the end of June 2023.

Natwest Group had significant exposures to IBORs and has actively sought to transition away from these during 2021 in accordance with regulatory expectations and milestones. Transition measures have included the pro-active development of new products on using alternative rates, primarily but not exclusively RFRs rather than LIBOR, pro-actively restructuring existing LIBOR exposures so that they cease to reference LIBOR and instead reference alternative rates, and embedding language into contracts that allows for the automatic conversion to alternative rates when LIBOR ceases to be available. The main Central Counterparty Clearing houses (CCPs) conducted mass conversion exercises in December 2021 covering GBP, JPY, CHF and EUR LIBOR cleared derivatives to fully transition all outstanding LIBOR exposure to the relevant RFR. Natwest Group entities, along with many of their major counterparties, have already adhered to the ISDA IBOR fall-backs supplement and protocol which establishes a clear, industry accepted, contractual process to manage the transition from IBORs to RFRs for non-cleared derivative products.

These transition efforts have involved extensive engagement with customers, industry working groups and regulators to seek to deliver transition in a transparent and economically appropriate manner. Any economic impacts will be dependent on, amongst other things, the establishment of deep and liquid RFR markets, the establishment of clear and consistent market conventions for all replacement products, as well as counterparties’ willingness to accept, and transition to, these conventions. Furthermore, certain IBOR obligations may not be able to be pro-actively changed which could, depending on any over-arching legislative transition frameworks, potentially result in fundamentally different economic outcomes than originally intended. The uncertainties around the manner of transition to RFRs, and the ongoing broader acceptance and use of RFRs across the market, expose NatWest Group, its clients and the financial services industry more widely to risks.

Examples of these risks may include (i) legal (including litigation) risks relating to documentation for new and the majority of existing transactions (including, but not limited to, changes, lack of changes, unclear contractual provisions, and disputes in respect of these); (ii) financial risks from any changes in valuation of financial instruments linked to impacted IBORs that may impact NatWest Group’s performance, including its cost of funds, and its risk management related financial models; (iii) pricing, interest rate or settlement risks such as changes to benchmark rates that could impact pricing, interest rate or settlement mechanisms in or on certain instruments; (iv) operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes, as well as ensuring compliance with restrictions on new USD LIBOR usage after December 2021; (v) conduct and litigation risks arising from communication regarding the potential impact on customers, and engagement with customers during and after the transition period, or non-acceptance by customers of replacement rates; and (vi) different legislative provisions in different jurisdictions, for example, unlike certain US states and the EU, the UK has not provided a clear and robust safe harbour to protect against litigation and potential liability arising out of the switch to ‘synthetic LIBOR’.

Notwithstanding all efforts to date, until the transition away from LIBOR onto alternative rates has been fully completed and there is greater experience of how RFRs are adopted across different products and customer groups, it remains difficult to determine to what extent the changes will affect NatWest Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, the take up of alternative reference rates, or other reforms may adversely affect financial instruments originally referencing LIBOR as the benchmark. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have an adverse effect on the value of, return on, and trading market for, certain financial instruments and on NatWest Group’s profitability.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in ‘Critical accounting policies and key sources of estimation uncertainty’, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £899 million as at 31 December 2021. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 18 February 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary